Alexandra Capital Corp.
300 - 2015 Burrard Street
Vancouver, British Columbia
Canada V6J 3H3

November 18, 2015

VIA EDGAR

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-7410

Attention:	John Reynolds,
Assistant Director

Dear Sirs:

Re:	Alexandra Capital Corp. (the “Company”)
Amendment No. 1 to Form 20-FR (12g)
Filed November 2, 2015
File No. 000-55509

We write in response to your letter of November 10, 2015 regarding the above reference amended registration statement on Form 20 FR(12g). Concurrently with this response we have filed a second amendment to the registration statement addressing your comments. For your ease of reference, our responses to your comments are numbered below in a corresponding manner:

Business Overview

1. Please include the phone number of your registered office in the registration statement as required by Item 4.A.3 of Form 20-F.

Response: We have amended our registration statement to update the Company’s contact information.

2. We note the added disclosure that the option agreement was amended in August 2015. Please file this and any other amendments to the option agreement as exhibits.

Response: We have included the amendment as exhibit 10.3 to our amended Form 20-F.

Item 18. Financial Statements page 54

3. We note on page 55 that you have represented the unaudited condensed interim financial statements for the nine month period ended August 31, 2015 are filed with the registration statement. Please revise your filing to include these interim financial statements.

Response: We have included our unaudited condensed interim financial statements for the nine month period ended August 31, 2015 under Item 18 of our amended Form 20-F.

Note 8. Write-Off Sales Tax Receivable, page 76

4. We note your response to comment 20 and reissue the comment. You disclose sales tax previously determined to be deductible was written off as a result of information received from the CRA during the year ended 2014. Please address the following:

[ ] Further explain to us the nature of the sales tax receivable, including what it represents, why it was initially recorded and the authoritative literature relied upon to support recording the receivable.

[ ] Tell us and revise to clarify where this receivable was recorded on your November 30, 2013 balance sheet.

[ ] Further explain the reason(s) for the write-off of the sales tax receivable and identify what information was received from the CRA that was used to determine the write-off was appropriate.

[ ] Provide us with your analysis to support that the 2014 tax receivable write-off represented a change in accounting estimate versus a prior period error under IAS 8.

[ ] Revise your disclosure to further clarify your accounting for the sales tax receivable and the write-off of the sales tax receivable. Also revise to define both “CRA” and “ITC.”

Response: The sales tax receivable reflects Goods and Services Tax Receivable (GST). The goods and services tax (GST) is a tax that applies to the supply of most goods and services in Canada. The GST paid or owed on purchases and expenses related to commercial activities can be recovered by claiming input tax credits (ITCs). The sales tax receivable relates to these ITCs being claimed by the Company.

In accordance with subsection 240 (1) of the Excise Tax Act:

240. (1) Every person who makes a taxable supply in Canada in the course of a commercial activity engaged in by the person in Canada is required to be registered for the purposes of this Part, except where

(a) the person is a small supplier;
(b) the only commercial activity of the person is the making of supplies of real property by way of sale otherwise than in the course of a business; or
(c) the person is a non-resident person who does not carry on any business in Canada.

The Company registered for GST purpose in accordance with the Excise Tax Act because management considered that the Company was in the business of identifying and evaluating assets or businesses with a view to completing a Qualifying Transaction (“QT”). As with the operation of any other business, our management raised capital and devoted considerable effort and time to our operations.

Per correspondence received from CRA on October 1, 2014, CRA denied the Company’s GST refunds and as a result, the Company wrote off the GST receivables to the income statement. Management considered this is a change of accounting estimate because:

•

The Excise Tax Act does not specifically state that a capital pool company (CPC) is not required or permitted to register for GST. Therefore, it is not reasonable to conclude that the Company is not eligible for GST refund before receiving the letter from CRA.

•

Management also understands that it is common practice for other CPC companies to register for GST purposes and to successfully claim GST refunds. From 2011 to 2013, the Company received GST refund from CRA with no denial received. Accordingly, it was reasonable for management to estimate that the refund could be received for future periods as well In light of these circumstances it was not only reasonable but best practice for management to attempt to claim the refund by filing and recording the GST receivable.

•

Based on a plain reading of the Excise Tax Act, management’s understanding of common practice, and previous GST refunds received by the Company, management estimated that it was more likely than not that the Company could receive the GST refund from CRA. Therefore, the fact that CRA issued a denial letter to the Company is an event that management could not foresee at the time the claims were made and recorded.

Given the above, our management believes that the tax receivable write-off is a change in accounting estimate and not a prior period error. We have our disclosure in Note 8 of our financial statement for the period ended November 30, 2014 to further clarify our accounting for the sales tax receivable and the write-off of the sales tax receivable. We have also defined both “CRA” and “ITC”in Note 8.

We trust the foregoing is in order, however please contact the undersigned should you required additional information. The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

ALEXDANRA CAPITAL CORP.

Per:	/s/Blake Olafson
Mr. Blake Olafson
Chief Executive Officer